ING-Transaction Related Information

The ING Transaction

1. A copy of the Agreement and Plan of Restructuring and Merger (the "Agreement") governing the ING Transaction has been provided in Exhibit A. In addition, set forth immediately below are: (1) a summary of the transaction and terms of the Agreement; and (2) a detailed description of (i) any conditions to the consummation of the ING Transaction, and (ii) any provisions of the Agreement specifically addressing (A) the Funds or (B) the organization and operation of the Adviser and the Distributors, as they may relate to the Funds.

        (1)     General Summary of the Agreement

Pursuant to the Agreement, by and among ING, ING America Insurance Holdings, Inc. ("ING America"), a Delaware corporation and a wholly owned subsidiary of ING, ANB Acquisition Corp. ("Merger Sub"), a Connecticut corporation and a direct wholly owned subsidiary of ING America formed for the purpose of facilitating this transaction, and Aetna, each share of the outstanding common stock of Aetna, par value $0.01 per share (the "Common Stock"), including the associated right to purchase one-hundredth of a share of Class B Voting Preferred Stock, par value $0.01 per share of Aetna (each a "Right" and together with the Common Stock, a "Share"), will be converted into a right to receive cash for an aggregate consideration of approximately $7.70 billion minus the greater of (A) $2.678 billion (which amount is to be reduced by $300 million, if the $300 million outstanding principal amount of certain notes of Aetna Services, Inc., a wholly owned subsidiary of Aetna, has been paid in full on the maturity date of August 15, 2001) and (B) the aggregate principal amount of the Long-Term Debt (as defined in the Agreement) of Aetna, subject to certain adjustments for capital contributions and specified accrued amounts, as set forth in the Agreement. Merger Sub shall be merged with and into Aetna, with Aetna being the surviving corporation (the "Merger"). The Insurer will thereupon become an indirect wholly owned subsidiary of ING. The closing of the Merger is conditioned, inter alia, upon obtaining required U.S. and foreign insurance and other regulatory approvals, expiration of applicable waiting periods and approval from Aetna's shareholders. In addition, prior to and as a condition to the closing of the Merger, Aetna will distribute to its shareholders all of the outstanding shares of common stock of Aetna U.S. Healthcare Inc., a wholly owned subsidiary of Aetna.
        (2)     Detailed Description of Certain Provisions of the Agreement

a. Compliance with 1940 Act Section 15

Pursuant to Section 6.13(a) of the Agreement: "Prior to the Closing1, the Company shall use reasonable best efforts to ensure compliance with Section 15(f) of the Investment Company Act of 1940 (the "1940 Act"), so that the transactions contemplated by the Transaction Agreements will be in compliance immediately after the Closing with Section 15(f) of the 1940 Act, including assuring that at the time of the Closing at least 75% of the Board of Directors of each Fund Client are not 'interested persons' (as such term is defined in the 1940 Act) of the Surviving Corporation or the Company."

b. Fund Client Contracts, Distribution Plans and Boards

Pursuant to Section 6.14 of the Agreement: "The Company shall use its reasonable best efforts to cause (a) the consideration and due approval by the Board of Directors of each Fund Client and (b) to the extent required by the 1940 Act, the consideration and due approval by such Fund Client's securityholders, of (X) a new Investment Contract (or, where permitted, approval of continuation of the existing Investment Contract) with the same Advisory Entity to become effective upon the Closing, in each case, on the same material terms as in effect on the date hereof under such Investment Contract for the performance by the relevant Advisory Entity of investment management, investment advisory, investment subadvisory or distribution services and (Y) an amended Rule 12b-1 distribution plan, in each case, on the same material terms as in effect on the date hereof. In addition, the Company shall use its reasonable best efforts to encourage the Board of Directors of each Fund Client (or, to the extent required by the 1940 Act, the independent Directors thereof) (X) to select and nominate, so as to constitute a majority of the independent Directors of such Board, individuals who are currently serving as independent directors of investment companies that are advised by an Affiliate of Parent and (Y) to nominate one director (who shall not be an independent director) that is selected by Parent in each case so long as the Company does not reasonably conclude, after consultation with Parent, such encouragement would adversely affect the ability of the Company to obtain any consent required pursuant to Section 7.2(d)."

                c.      Qualification of the Fund Clients; Fund Client Boards

Pursuant to Section 6.16 of the Agreement: "Subject to applicable fiduciary duties to the Fund Clients, the Company will use its reasonable best efforts to cause the Fund Clients to take no action (i) that would prevent any Fund Client from qualifying as a 'regulated investment company' under Subchapter M of Chapter 1 of Subtitle A of the Code, (ii) that would prevent any Fund Client that is intended to be a Tax-exempt municipal bond fund from satisfying the requirements of Section 852(b)(5) of the Code or from qualifying to pay exempt interest dividends as defined therein or (iii) that would be inconsistent with any Fund Client's prospectus and other offering, advertising and marketing materials."

(3)     Conditions to the Consummation of the Transaction2

                a.    Conditions to Each Party's Obligation to Effect the Merger

Pursuant to Section 7.1 of the Agreement, the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver of each of the following conditions:

(i)     Shareholder Approval;
(ii)    Regulatory Consents;
(iii)   Absence of Material Litigation; and
(iv)    Consummation of the Spin-Off.

                b.      Conditions to Obligations of Parent and Merger Sub

Pursuant to Section 7.2 of the Agreement, the obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent of the following conditions:

(i)     Representations and Warranties;
(ii)    Performance of Obligations of the Company;
(iii)   Consents under Agreements;
(iv)    Client Approvals;3
(v)     Legal Opinions;
(vi)    Solvency Opinions; and
(vii)   Spinco Debt Ratings.

                c.      Conditions to Obligation of the Company

Pursuant to Section 7.3 of the Agreement, the obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company of the following conditions:

               (i)     Representations and Warranties;
               (ii)    Performance of Obligations of ING, Parent and Merger Sub;
               (iii)   Consents under Agreements; and
(iv) Guarantee of Company Debt.

2.      Please refer to Exhibit B for the response to this item.

3. A copy of the 1999 Annual Accounts of ING Groep N.V., the ING Groep N.V. Annual Report on Form 20-F and its most recent interim financial statements have been provided in Exhibit C.

4. i. At this time, ING Group anticipates no change in the short term to either the Adviser or the Distributors. The long-term strategy is to evaluate capabilities across the ING companies and, where appropriate, to consolidate under a common platform in order to achieve expense and resource efficiencies. An organizational chart that reflects the structure of ING Group following consummation of both the ReliaStar and ING Transaction has been provided in Exhibit D.

Upon the closing of the ReliaStar and ING Transaction, ING Group will have multiple mutual fund families with significant product overlap. At this time, the analysis of the products offered in each existing family is only beginning and it is premature to predict the future state with absolute certainty. As a result, no changes are planned for the short-term. However, in the long-term, ING Group believes that it is in the best interests of the funds' investors ultimately to create from these multiple fund families a single fund family of top performing funds.

In connection with the long-term strategy of fund family rationalization, it also is in the funds' investors best interests to rationalize management and administrative services, including third party service providers. The combined fund complex should be of sufficient size to permit the funds and their investors to enjoy certain economies of scale in this regard.

Finally, in connection with the long-term plan to create a single fund family, it is anticipated at this time that a single Board will be created. The composition of the Board has not yet been determined. The new Board, however, will comply with the requirements of Section 15(f) of the Investment Company Act of 1940, as amended.

In connection with the ING Transaction, Martin T. Conroy, Vice President, Chief Financial Officer and Treasurer, Aetna Financial Services, will resign from the Board so that the Board will comply with Section 15(f) upon consummation of the ING Transaction.

5. Other than the requirements under Section 15(f) and certain restrictions involving affiliated transactions under Section 17 of the Investment Company Act of 1940, as amended, ING Group does not believe that there are any regulatory burdens on the Adviser, the Distributors or the Funds that may result from the consummation of the ING Transaction. To the best of ING Group's knowledge, no person who will become directly involved in the operations of the Adviser or the Distributors is or has been subject to any "disqualifying conduct" under Section 9 of the Investment Company Act of 1940, as amended. Further, to the best of ING Group's knowledge, no person who will become directly involved in the operations of the Adviser or the Distributors has been subject to any disciplinary or other actions since 1990 by regulatory authorities.

With respect to the existing Funds, the New Advisory Agreements being considered for such Funds at the September 14, 2000 meeting of the Board of Directors will be identical to the Current Advisory Agreements except with respect to term and language regarding Managers of Managers.

6. 6. ING Group will provide to the Adviser the financial resources necessary to operate a sophisticated asset management business.

6. 7. ING Group hopes to retain critical officers, supervisory personnel and other employees of the Adviser.

8. ING Group has undertaken to satisfy the requirements of Section 15(f) of the Investment Company Act of 1940, as amended, and therefore will continue the expense limitations to the extent required under such section, following the consummation of the ING Transaction.

9. All expenses incurred by the Funds as a result of the ING Transaction, including the costs associated with any shareholder meetings, will be borne by parties other than the Funds.


A. A.
1 Capitalized terms shall have the meaning as defined in the Agreement.
2 The details related to each of the conditions listed below may be found in the applicable sections of the Agreement. 3 The approvals contemplated in 6.14 of the Agreement must be obtained for Fund Clients representing at least 85% of the total assets under management of Fund Clients as of the date of the Agreement.
5